July 9, 2024

Brian S. Peay
Chief Financial Officer
American Healthcare REIT, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, CA 92612

       Re: American Healthcare REIT, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 001-41951
Dear Brian S. Peay:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction